SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 8, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated June 7, 2004 relating to Poster Presentations at the annual meeting of ASCO, one of which announced that an exploratory analysis of the subset of women on hormonal therapy in the Theratope® vaccine Phase III study showed a statistically significant survival advantage (corrected version, noting several corrections to the earlier release of the same date)	3

Press Release of the Company dated June 7, 2004 announcing that Merck KGaA will return all Theratope rights to the Company, but that they will continue their collaboration on the BLP25 Liposome Vaccine	6

Signature	7

NEWS RELEASE
FOR IMMEDIATE RELEASE

EXPLORATORY ANALYSIS SHOWS STATISTICALLY SIGNIFICANT SURVIVAL
ADVANTAGE FOR WOMEN IN HORMONAL THERAPY SUBSET RECEIVING
THERATOPE® VACCINE IN THE PHASE III STUDY

Data One of Two Poster Presentations at 2004 American Society of Clinical Oncology (ASCO)
Annual Meeting

Edmonton, Alberta, Canada — June 07, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) of Edmonton, Alberta, Canada, announced today that an exploratory analysis showed a statistically significant survival advantage for women in the hormonal therapy subset of patients receiving Theratope® vaccine as part of Biomira’s Phase III study of the vaccine in the treatment of women with metastatic breast cancer.

Updated results from the Phase III trial, including the exploratory analysis of the hormonal therapy group of women taking Theratope for treatment of their metastatic breast cancer, were presented in a poster session at the 2004 ASCO annual meeting now underway in New Orleans, June 5-8. Two key areas of data analysis were presented:

1.	An updated survival analysis for women receiving hormonal type therapy at the same time as either Theratope or the control vaccine, and

2.	An analysis of survival based on IgG antibody response to Theratope. Antibody titres were measured against the following three factors: STn, KLH (the carrier molecule), and OSM, a naturally occurring mucin that contains clustered STn side chains.

The overall survival for patients in the hormonal subset (n=350) now shows a statistically significant difference between the two treatment arms. Women in the Theratope arm (n=180) survived a median of 36.5 months, while those in the control vaccine arm (n=170) survived a median 30.7 months. The Cox p = 0.039. The survival for women not receiving hormonal therapy was not significantly different between the two treatment arms. Analysis to determine a mechanism of action between Theratope and hormonal therapies are currently being conducted.

“We were gratified to see the survival advantage in the exploratory analysis of the pre-stratified subset of women who received hormonal therapy and Theratope,” said Alex McPherson, MD, PhD, President and CEO. “While these data are important in understanding our patient population, it would be considered exploratory in nature by the regulatory authorities. Thus, it is highly likely that we will be required to do a subsequent Phase III study in order to move this product to commercialization in the major markets. We are still looking at determining the mechanism of action that resulted in this group of women showing a statistically significant survival advantage, and we plan to have discussions with regulatory agencies once we have a better understanding of the matter.”

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The ASCO poster presentation also featured survival based on antibody response to Theratope. The presentation detailed that in terms of antibody response, only titres against OSM predicted improved survival. Patients with an anti-OSM response at or above the median level survived longer than those patients whose responses were less than the median (p=0.08). For patients in the hormone subset treated with Theratope, the survival difference between those with anti-OSM responses at or above median and those with less than the median response was statistically significant (41.1 vs 25.4 months, log-rank p=0.01). Survival was not significantly influenced by anti-monomeric STn or anti-KLH response. This data suggests that only an antibody response to OSM was predictive of improved survival.

Theratope Adverse Events

In the Phase III study, Theratope was generally well tolerated. Injection-site ulcerations occurred with similar frequency in the Theratope and control groups.

Collaborative Opportunities

Biomira is actively seeking new collaborators for the continued development of Theratope in metastatic breast cancer for patients undergoing concurrent treatment with hormonal therapy. Mr. Robert Aubrey, Vice President Marketing and Business Development will be discussing Theratope and potential collaborative opportunities for this product candidate at the upcoming Biotechnology Industry Organization meeting in San Francisco. Mr. Aubrey’s discussion, entitled ‘Biomira BIO Partnering Presentation’, will be presented on June 7th, at 10:45 a.m. PDT.

BLP25 Liposome Vaccine (L-BLP25) Phase II Study in Prostate Cancer

Findings from the L-BLP25 Phase II prostate study were also discussed further as part of a separate poster presentation at the ASCO meeting.

The poster featured data from the L-BLP25 vaccine Phase II study of men with rising prostate specific antigen (PSA) levels following radical prostatectomy, and who had not been treated with hormone therapy. The primary endpoint for this 16-patient study was to determine whether immunotherapy with the vaccine could reduce or stabilize PSA. Study treatment consisted of a single, intravenous dose of cyclophosphamide, followed by eight weekly immunizations with L-BLP25. Maintenance injections were then administered every 6 weeks, for a maximum total of 15 vaccinations. At week eight, 8 of 16 patients had stable PSA. One patient maintained stable PSA through to the end of the study period. Of great interest was the noted prolongation in PSA doubling time (DT) for all but one patient enrolled. In 6 of 16 patients, the DT was prolonged by at least 50 per cent compared to baseline, a result the lead investigator, Dr. Scott North of the Cross Cancer Institute in Edmonton, believes is encouraging. PSA levels will continue to be monitored quarterly for one year following the end of treatment for each patient.

“PSA-DT could be an important prognostic indicator. The literature demonstrates that a short PSA-DT appears to be a surrogate end point for prostate cancer-specific mortality after surgery or radiation therapy, resulting in a statistically significant difference in survival for prostate cancer patients who have a short post-treatment PSA-DT and those who have a prolongation in PSA-DT (Journal of the National Cancer Institute, Vol. 95, No. 18, September 17, 2003, Anthony V. D’Amico, et al). The prolongation of PSA-DT observed in our L-BLP25 study is certainly of interest and is something to keep in mind as a possible clinical endpoint if further clinical testing takes place in this indication,” said McPherson.

L-BLP25 Adverse Events

In the prostate study, no events occurred which were severe or precluded further vaccination.

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About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

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Biomira Contacts:
Jane Tulloch
Director, Investor Relations
780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, whether promising or statistically significant results here indicated will be replicated in larger trials which may follow, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871

http://www.biomira.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

MERCK KGaA RETURNS THERATOPE RIGHTS TO BIOMIRA
Companies Will Continue Collaboration on BLP25 Liposome Vaccine

EDMONTON, ALBERTA, CANADA and Darmstadt, Germany — June 7, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Merck KGaA of Darmstadt, Germany, announced today that development and commercialization rights to the therapeutic cancer vaccine, Theratope®, will be returned to Biomira. The decision does not impact Merck’s and Biomira’s on-going collaboration to develop BLP25 Liposome Vaccine (L-BLP25) that the Companies are investigating for non-small cell lung cancer.

Merck KGaA decided not to pursue Theratope, which is being developed for the treatment of metastatic breast cancer, because additional trials are likely to be required to support registration and the vaccine, therefore, no longer meets Merck KGaA’s commercial timetable for a near term product launch.

The parties will negotiate the detailed terms and conditions under which the rights will be returned over the next thirty days.

About the Companies

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck KGaA is a global pharmaceutical and chemical company with sales of EUR 7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74% interest and free shareholders own the remaining 26%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.

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Biomira Contact: Jane Tulloch Director, Investor Relations 780-490-2812	Merck Contact: Phyllis Carter +49 (0) 61 51/72-7144

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, whether promising or statistically significant results here indicated will be replicated in larger trials which may follow, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871

http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: June 8, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer